UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO-T/A

Amendment No. 2

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

AMREIT, INC.
(Name of Subject Company)

MIRELF III REIT LIQUIDITY, LLC
MADISON INTERNATIONAL REAL ESTATE LIQUIDITY FUND III REIT
MADISON INTERNATIONAL REAL ESTATE LIQUIDITY FUND III, LP
MADISON INTERNATIONAL HOLDINGS III, LLC
 (Bidders)

SHARES OF COMMON STOCK, PAR VALUE $0.01
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Ronald M. Dickerman
MIRELF III REIT Liquidity, LLC
c/o Madison International Realty, LLC
410 Park Avenue, Suite 820
New York, NY 10022
Tel: 212.688.8777
Fax: 212.688.8774

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

Calculation of Filing Fee
Transaction Valuation*	Amount of Filing Fee
$6,175,001.25	$440.28

*	For purposes of calculating the filing fee only. Assumes the purchase of 2,245,455 Shares at a purchase price equal to $2.75 per Share in cash.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$440.28
Form or Registration:	Schedule TO-T
Filing Party:	MIRELF III REIT Liquidity, LLC
Date Filed:	March 19, 2010 and April 8, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

FINAL AMENDMENT TO TENDER OFFER

This Amendment No. 2 to Tender Offer Statement on Schedule TO (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (the “Original TO”) filed on March 19, 2010 by MIRELF III REIT Liquidity, LLC, a Delaware limited liability company (the “Purchaser”), as amended by Amendment No. 1 to the Original TO, filed on April 8, 2010 (“Amendment No.1”). The Original TO, as amended by Amendment No. 1 and this Amendment No. 2, relates to the Purchaser’s offer to purchase up to 2,245,455 shares of common stock (the “Shares”) in AmREIT, Inc., the subject company, at a purchase price equal to $2.75 per Share (the “Offer”). The Offer expired on May 7, 2010.

The Offer resulted in the tender by shareholders, and acceptance for payment by the Purchaser, of a total of 47,792 Shares. The Purchaser has made available to MIRELF III Investment Processing, LLC (the “Depositary”) sufficient funds to pay for all such tendered Shares.  The Purchaser has directed the Depositary to pay for all such tendered Shares immediately upon receipt of confirmation from AmREIT, Inc. (or its transfer agent) that the tendered Shares will be transferred to the Purchaser and the Depositary expects to pay for all tendered Shares promptly.

Following purchase of all of the tendered Shares, the Purchaser and its affiliates will own an aggregate of approximately 48,292 Shares, or approximately 0.21% of the total outstanding Shares. All of the Shares acquired in the Offer will be allocated to the Purchaser.

Items 1 through 9, and Item 11.

The information in the Original TO, as amended by Amendment No. 1 and this Amendment No. 2, including all exhibits and schedules thereto, is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Amendment No. 2, except as set forth above or below.

Item 10. Financial Statements

Not applicable.

Item 12.  Exhibits.

(a)(1) Offer to Purchase dated March 19, 2010*

(a)(2) Letter of Transmittal*

(a)(3) Application for Transfer*

(a)(4) Form of Letter to Shareholders dated March 19, 2010*

(a)(5) Form of Advertisement in Investor’s Business Daily*

 (b)-(h) Not applicable.

Item 13.  Information Required by Schedule 13E-3.

Not applicable.

_________________

* Previously filed as Exhibits to the Original TO

SIGNATURES

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 25, 2010

MIRELF III REIT LIQUIDITY, LLC

By:	Madison International Real Estate Liquidity Fund III REIT
Its:	Sole Member

	By:	/s/ Ronald M. Dickerman
Ronald M. Dickerman
President

MADISON INTERNATIONAL REAL ESTATE LIQUIDITY FUND III REIT

	By:	/s/ Ronald M. Dickerman
Ronald M. Dickerman
President

MADISON INTERNATIONAL REAL ESTATE LIQUIDITY FUND III, LP

By:	Madison International Holdings III, LLC
Its:	General Partner

	By:	/s/ Ronald M. Dickerman
Ronald M. Dickerman
Managing Member

MADISON INTERNATIONAL HOLDINGS III, LLC

	By:	/s/ Ronald M. Dickerman
Ronald M. Dickerman
Managing Member

EXHIBIT INDEX

Exhibit	Description

(a)(1)	Offer to Purchase dated March 19, 2010*
(a)(2)	Letter of Transmittal*
(a)(3)	Application for Transfer*
(a)(4)	Form of Letter to Shareholders dated March 19, 2010*
(a)(5)	Form of Advertisement in Investor’s Business Daily*
_________________
* Previously filed as Exhibits to the Original TO